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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE TO/A
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 EXEGENICS INC.
                       (Name of Subject Company (Issuer))

              FOUNDATION GROWTH INVESTMENTS LLC (PARENT OF OFFEROR)
                          EI ACQUISITION INC. (OFFEROR)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                              301610 (COMMON STOCK)
                   (CUSIP NOT APPLICABLE FOR PREFERRED STOCK)
                      (CUSIP Number of Class of Securities)

                                  TERRY ROBBINS
                        FOUNDATION GROWTH INVESTMENTS LLC
                           225 WEST WASHINGTON STREET
                                   SUITE 2320
                             CHICAGO, ILLINOIS 60606
                                 (312) 551-9900
            (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                              TIMOTHY R. M. BRYANT
                             MCDERMOTT, WILL & EMERY
                       227 WEST MONROE STREET, SUITE 4700
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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                   CALCULATION OF FILING FEE: Previously Paid

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/x/ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:             $1,327.
Form or Registration No.:           SC TO-T.
Filing Party:                       Foundation Growth Investments LLC and
                                    EI Acquisition Inc.
Date Filed:                         May 29, 2003.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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

                                  INTRODUCTION

         This Amendment No. 6 to Schedule TO relates to the offer by Foundation Growth Investments LLC, a Delaware limited liability company, and EI Acquisition Inc., a Delaware corporation (collectively, the "Purchaser"), to purchase all outstanding shares of common stock, par value $0.01 per share, and all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of eXegenics Inc., a Delaware corporation ("eXegenics"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2003, as amended on June 13, 2003, June 16, 2003, June 25, 2003, July 17, 2003
July 31, 2003, and as amended herein (the "Offer to Purchase"), and in the related Letter of Transmittal, as amended on June 13, 2003, June 16, 2003, June 25, 2003, July 17, 2003, July 31, 2003, and as amended herein (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser with the SEC on May 29, 2003, as amended on June 13, 200, June 16, 2003, June 25, 2003, July 17, 20003, July 31, 2003 and as herein amended. Copies of the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits 12(a)(1) and 12(a)(2), respectively, of the Purchaser's Schedule TO and are incorporated herein by reference.

         All information in (i) the Offer to Purchase, including all schedules thereto, (ii) the Letter of Transmittal, (iii) the Amendment No. 1 to Purchaser's Schedule TO filed on June 13, 2003, (iv) the Amendment No. 2 to Purchaser's Schedule TO filed on June 16 2003, (v) the Amendment No. 3 to Purchaser's Schedule TO filed on June 26, 2003, (iv) the Amendment No. 4 to Purchaser's Schedule TO filed on July 17, 2003, and (v) the Amendment No. 5 to Purchaser's Schedule TO filed on July 31, 2003 are incorporated by reference in answer to all of this items in this Schedule TO. Additional items with respect to this Schedule TO are set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 12

Items 1 through 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The following is hereby added to the end of "Section 8: Certain Information Concerning EI Acquisition Inc. and Foundation Growth Investments LLC" of the Offer to Purchase:

         On August 7, 2003, Purchaser sent a letter to the board of directors of eXegenics with respect to the board's response to the Offer. The full text of the letter to the board of directors is filed as Exhibit
         (a)(13) hereto. On August 8, 2003, Purchaser filed a press release with respect to this letter to the board of directors. The full text of the press release is filed as Exhibit (a)(14) hereto.

ITEM 12. EXHIBITS.

Item 12 is hereby amended and supplemented to add the following exhibit:

   (a) (13) Letter to the Board of Directors of eXegenics, dated August 7, 2003.

   (a) (14) Press release, dated August 8, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       EI ACQUISITION INC.

                                       By: /s/ Terry Robbins
                                            ------------------------------------
                                       Name:   Terry Robbins
                                       Title:  President


                                       FOUNDATION GROWTH INVESTMENTS LLC

                                           By: Foundation Growth Management LLC
                                           Its:  Member

                                                    By: /s/ Terry Robbins
                                                         -----------------------
                                                    Name:   Terry Robbins
                                                    Title:  Manager




Dated:  August 8, 2003